
January 24, 2023

Robert E. Cauley
Chief Executive Officer
Orchid Island Capital, Inc.
3305 Flamingo Drive
Vero Beach, FL 32963

      Re: Orchid Island Capital, Inc.
          Registration Statement on Form S-3
          Filed January 20, 2023
          File No. 333-269339

Dear Robert E. Cauley:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Pearlyne Paulemon at 202-551-8714 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Real Estate & Construction

cc: S. Gregory Cope, Esq.